Exhibit 99.3
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
On April 14, 2010, Teekay Corporation (or Teekay) sold its 100% interest in the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. to its subsidiary Teekay Tankers Ltd. (or the Company). On May 11, 2010, Teekay sold its 100% interest in the Helga Spirit L.L.C. to the Company. The Yamuna Spirit L.L.C, the Kaveri Spirit L.L.C. and the Helga Spirit L.L.C are collectively referred to as the Acquired Companies.
The following unaudited pro forma combined statements of income for the years ended December 31, 2009, 2008 and 2007 are based on the historical financial statements of the Company and the Acquired Companies. The Company’s statement of income for the six months ended June 30, 2010 and its balance sheet as of June 30, 2010 have previously been retroactively adjusted to include the results of the Acquired Companies and are contained in the Company’s Report on Form 6-K for the six months ended June 30, 2010 filed on the Securities and Exchange Commission on September 10, 2010.
These unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles, consistent with those used in, and should be read together with, the Company’s historical consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. Helga Spirit’s historical carve-out financial statements and notes thereto for the year ended December 31, 2009, are included as Exhibit 99.1 to this Form 6-K. The Yamuna Spirit and Kaveri Spirit historical combined carve-out financial statements and notes thereto for the year ended December 31, 2009, are included as Exhibit 99.2 to this Form 6-K.
The historical financial statements and notes thereto for the Acquired Companies for the years ended December 31, 2009, 2008 and 2007 include a carve-out of the operations of the vessels from certain subsidiaries of Teekay that it conducted business from. The preparation of these historical financial statements requires management to make estimates and assumptions that affect the amounts reported in the historical financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Acquired Companies, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Acquired Companies to the Company.
The unaudited pro forma combined financial statements do not purport to present the Company’s results of operations had the acquisition of the Helga Spirit L.L.C. been completed as of January 7, 2005 and the acquisition of the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. been completed as of August 1, 2007, the dates that Teekay acquired control of these vessels. In addition, it does not project the Company’s results of operations for any future period.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2009
		Pro Forma Adjustments
			Yamuna Spirit
			and
			Kaveri Spirit
		Helga Spirit	Historical
	Teekay Tankers	Historical	Combined
	Ltd.	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	Combined
	$	$	$	$

REVENUES
Time charter revenues	73,144	7,670	1,865	82,679
Net pool revenues	40,159	—	17,397	57,556
Voyage charter revenues	—	—	—	—

Total revenues	113,303	7,670	19,262	140,235

OPERATING EXPENSES
Voyage expenses	3,106	209	123	3,438
Vessel operating expenses	33,221	2,938	5,036	41,195
Depreciation and amortization	28,660	1,403	9,074	39,137
General and administrative	6,694	910	2,319	9,923

Total operating expenses	71,681	5,460	16,552	93,693

Income from vessel operations	41,622	2,210	2,710	46,542

OTHER ITEMS
Interest expense	(7,012)	(1,053)	(2,319)	(10,384)
Interest income	70	—	—	70
Realized and unrealized gain (loss) on non-designated derivatives	4,310	—	—	4,310
Other income (expense) — net	(56)	—	(246)	(302)

Total other items	(2,688)	(1,053)	(2,565)	(6,306)

Net income	38,934	1,157	145	40,236

Per common share amounts:
- Basic and diluted earnings	1.28			1.28
- Cash dividends declared	1.86			1.86

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	28,643,836			28,643,836
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2008
		Pro Forma Adjustments
			Yamuna Spirit
			and
			Kaveri Spirit
		Helga Spirit	Historical
	Teekay Tankers	Historical	Combined
	Ltd.	Carve Out	Carve-Out	Pro Forma
	Historical	(Note 3)	(Note 4)	Combined
	$	$	$	$

REVENUES
Time charter revenues	63,371	8,267	—	71,638
Net pool revenues	99,105	—	37,906	137,011
Voyage charter revenues	851	—	1,140	1,991

Total revenues	163,327	8,267	39,046	210,640

OPERATING EXPENSES
Voyage expenses	2,359	129	592	3,080
Vessel operating expenses	33,896	2,818	6,285	42,999
Depreciation and amortization	27,655	1,337	8,759	37,751
General and administrative	8,734	826	2,086	11,646

Total operating expenses	72,644	5,110	17,722	95,476

Income from vessel operations	90,683	3,157	21,324	115,164

OTHER ITEMS
Interest expense	(16,908)	(1,232)	(7,978)	(26,118)
Interest income	475	—	—	475
Realized and unrealized gain (loss) on non-designated derivatives	(16,232)	—	—	(16,232)
Other income (expense) — net	49	—	(93)	(44)

Total other items	(32,616)	(1,232)	(8,071)	(41,919)

Net income	58,067	1,925	13,253	73,245

Per common share amounts:
- Basic and diluted earnings	2.03			2.03
- Cash dividends declared	2.79			2.79

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	25,000,000			25,000,000
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2007
		Pro Forma Adjustments
			Yamuna Spirit
			and
			Kaveri Spirit
		Helga Spirit	Historical
	Teekay Tankers	Historical	Combined
	Ltd.	Carve Out	Carve-Out	Pro Forma
	Historical	(Note 3)	(Note 4)	Combined
	$	$	$	$

REVENUES
Time charter revenues	36,793	8,187	—	44,980
Net pool revenues	11,510	—	1,734	13,244
Voyage charter revenues	112,403	—	9,891	122,294

Total revenues	160,706	8,187	11,625	180,518

OPERATING EXPENSES
Voyage expenses	47,447	94	4,688	52,229
Vessel operating expenses	24,287	2,421	1,319	28,027
Depreciation and amortization	21,055	1,479	3,672	26,206
General and administrative	14,537	992	1,048	16,577

Total operating expenses	107,326	4,986	10,727	123,039

Income from vessel operations	53,380	3,201	898	57,479

OTHER ITEMS
Interest expense	(13,467)	(1,475)	(3,124)	(18,066)
Other income (expense) — net	(8)	—	—	(8)

Total other items	(13,475)	(1,475)	(3,124)	(18,074)

Net income	39,905	1,726	(2,226)	39,405

Per common share amounts:
- Basic and diluted earnings	2.76			2.76
- Cash dividends declared	—			—

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	15,383,562			15,383,562
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except share and per share data)
1. Initial Public Offering of Teekay Tankers Ltd.
During October 2007, Teekay Corporation (or Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). The Company is engaged in the international marine transportation of crude oil through the operation of its oil tankers.

Upon the closing of the IPO, Teekay contributed to the Company nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a non-interest bearing promissory note. These subsidiary transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to the Company, Teekay transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the IPO, were incurred in Teekay or any of its other subsidiaries that were not transferred to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The combined results of operations for the periods prior to December 18, 2007 reflect the combined carve-out results of operations of the Predecessor. Consequently, the Company’s pro forma statement of income for the year ended December 31, 2007 reflects the combined result for the entire fiscal year.
2. Significant Accounting Policies
The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by the Company as set forth in its historical consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, the Helga Spirit’s historical carve-out financial statements and notes thereto for the year ended December 31, 2009, which are included as Exhibit 99.1 to this Form 6-K and the Yamuna Spirit L.L.C. and Kaveri Spirit L.L.C.’s historical combined carve-out financial statements and notes thereto for the year ended December 31, 2009, which are included as Exhibit 99.2 to this Form 6-K.

As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Company accounts for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Company over Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under common control of Teekay and had begun operations. As a result, the Company’s financial statements are retroactively adjusted to include the results of these vessels for periods prior to the acquisition by the Company and such impact is referred to herein as the DropDown Predecessor.
3. Pro Forma Adjustment — Helga Spirit Historical Carve-Out
On May 11, 2010, Teekay sold its 100% interest in the Helga Spirit L.L.C. to the Company for a purchase price of $44.5 million. The Helga Spirit L.L.C. and the Company are under common control of Teekay. Teekay took delivery of the Helga Spirit on January 7, 2005 and thus the period under common control commenced as of that date. Consequently, these unaudited pro forma combined financial statements for the years ended December 31, 2009, 2008 and 2007 reflect the operations of the Helga Spirit from January 1, 2007. The Helga Spirit’s historical carve-out financial statements and notes for the years ended December 31, 2009, 2008 and 2007 are included as Exhibit 99.1 to this Form 6-K.

The Helga Spirit L.L.C. was capitalized in part with non-interest bearing loans from Teekay and its subsidiaries. Generally, these intercompany loans were used to partially finance the acquisition of the vessel. For each of the periods presented for the Helga Spirit historical carve-out results, interest expense includes the allocation of interest to the Helga Spirit L.L.C. from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the net amount of these intercompany loans and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans. The purchase of the Helga Spirit L.L.C. by the Conpany was financed with a combination of borrowing under the Company’s revolving credit facility and net proceeds from an equity offering. The Company has not recorded a pro forma adjustment for any difference between interest expense recorded in the Helga Spirit historical carve out results and interest expense incurred by the Company to finance this acquisition. As a result pro forma interest expense may not be consistent with actual interest expense for any future period.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except share and per share data)
4. Pro Forma Adjustments — Yamuna Spirit L.L.C. and Kaveri Spirit L.L.C. Historical Combined Carve-Out
On April 14, 2010, Teekay sold its 100% interest in the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. to the Company for a purchase price of $124.2 million. The Yamuna Spirit L.L.C., the Kaveri Spirit L.L.C. and the Company are under common control of Teekay. Teekay acquired the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. on August 1, 2007 and thus the period under common control commenced as of that date. Consequently, these unaudited pro forma combined financial statements for the years ended December 31, 2009, 2008 and 2007 reflect the operations of the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. from August 1, 2007. The Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C’s historical combined carve-out financial statements and notes for the periods ended December 31, 2009, 2008 and 2007 are included as Exhibit 99.2 to this Form 6-K.

Interest expense includes the allocation of interest to Yamuna Spirit L.L.C. and Kaveri Spirit L.L.C. from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of these two companies and the weighted-average interest rate outstanding on these loans. As a result, pro forma interest expense may not be consistent with actual interest expense for any future period.
5. Earnings per Share

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Net income	40,236	73,245	39,405
Net (income) loss attributable to the Dropdown Predecessor	(3,466)	(22,519)	3,082

Net income available for common stockholders	36,770	50,726	42,487

Weighted average number of common shares	28,643,836	25,000,000	15,383,562

Earnings per common share:
- Basic and diluted	1.28	2.03	2.76
6. Commitments and Contingencies
Commitments and contingencies of the Company are set out in the Company’s unaudited financial statements for the three and six months ended June 30, 2010, which are contained in the Company’s Report on Form 6-K for the three and six months ended June 30, 2010 filed with the Securities and Exchange Commission on September 10, 2010.